Exhibit 99.1

FRAMEWORK AGREEMENT

This Framework Agreement (the “Agreement”) is dated as of October 6, 2025 (the “Effective Date”), by and between AutoMax Motors Ltd. (the “Borrower”), SciSparc Ltd. (“Lender”) and SciSparc Merger Sub Ltd. (“Merger Sub”) (the Borrower, Lender and Merger Sub collectively, the “Parties” and individual a “Party”).

R E C I T A L S

WHEREAS, on April 10, 2024, the Parties entered into an Agreement and Plan of Merger, as amended on August 14, 2024, November 26, 2024, March 27, 2025, and on May 8, 2025 (the “Merger Agreement”);

WHEREAS, the Borrower and the Lender entered into a Loan Agreement, dated January 14, 2024, as amended on June 9, 2024, September 5, 2024, and May 8, 2025 (the “Bridge Loan Agreement”) pursuant to which the Lender extended a loan to the Borrower in the principal amount of a $4.25 million (the “Bridge Loan Amount”);

WHEREAS, the Borrower and the Lender entered into a Loan Agreement dated February 24, 2025 (the “New Loan Agreement”, and together with the Bridge Loan Agreement, the “Loan Agreements”) pursuant to which the Lender extended an additional loan to the Borrower in the principal amount of a $2.0 million (the “New Loan Amount”);

WHEREAS, the Parties wish to mutually terminate the Merger Agreement on the terms and conditions set forth herein;

WHEREAS, pursuant to the Bridge Loan Agreement, the Bridge Loan Amount and the interest accrued thereon, shall be due and repaid by the Borrower to the Lender on the third month anniversary of the date of the termination of the Merger Agreement;

WHEREAS, pursuant to the New Loan Agreement, the New Loan Amount shall be repaid by the Borrower to the Lender in monthly installments of $50,000, plus the interest of 8% per annum, compounded annually, accrued on the outstanding New Loan Amount up to each monthly payment date (the “Monthly Payments”);

WHEREAS, the Borrower has failed to deliver 4 Monthly Payments;

WHEREAS, pursuant to the Loan Agreements, the Lender is entitled to accelerate and demand immediate repayment of the entire outstanding amounts of the Bridge Loan Amount and the New Loan Amount, together with all accrued interest thereon; and

WHEREAS, the Borrower and the Lender wish to revise the terms of repayment of the Loan Agreements on the terms and conditions set forth herein.

NOW THEREFORE, the parties agree as follows:

1. Termination of the Merger Agreement. In accordance with Section 9.1(a) of the Merger Agreement, the Parties hereby agree to mutually terminate the Merger Agreement in its entirety effective immediately upon the execution of this Agreement by each of the Parties, such that the Merger Agreement shall be null and void and of no further force or effect.

2. Repayment Terms of Loan Agreements.

(a) Repayment of Bridge Loan Amount. Notwithstanding anything in the Bridge Loan Agreement to the contrary, the outstanding Bridge Loan Amount and the interest of 9% per annum, compounded annually, from the effective date of the Bridge Loan Agreement, shall be repaid by the Borrower to the Lender on January 1, 2028, in one lump-sum payment.

(b) Repayment of New Loan. Notwithstanding anything in the New Loan Agreement to the contrary, the outstanding New Loan Amount shall be repaid by the Borrower to the Lender on the twentieth day of each month commencing on November 20, 2025 (“First Payment”), in monthly installments of $60,000 and the interest of 8% per annum, from the effective date of the New Loan Agreement, compounded annually, accrued on the outstanding New Loan Amount, up to each actual payment date. In addition, together with the First Payment, Borrower shall pay to the Lender all interest accrued on the New Loan Amount from its effective date until the First Payment, in the sum of $114,523. Within 7 business days from the date of execution of this Agreement, the Borrower shall provide the Lender with post-dated checks in advance for all future payments due under this Section, each check corresponding to the amount and due date of each installment. The amount in NIS will be calculated according to the to know official rate of the US$ to the NIS at the date of furnishing the checks.

(c) Events of Default. Notwithstanding anything to the contrary in the Loan Agreements, each of the events set forth below shall be considered an event of default under the Loan Agreements (each, an “Event of Default” and collectively, “Events of Default”):

i.	The appointment of a receiver or trustee to take possession of any of the property or assets of Borrower or any of its subsidiaries which has value of over 2 million NIS in the books of the Borrower.

ii.	The commencement of bankruptcy, receivership (whether over the Borrower or any material assets thereof), liquidation or dissolution proceedings of the Borrower.

iii.	A petition of voluntary liquidation is filed by the Borrower.

iv.	The Borrower fails to pay any sum under this Agreement as the same falls due.

v.	Borrower’s breach of any obligation, representation, or warranty contained in each of the Loan Agreements or in this Agreement, or failure to perform any other material obligation thereunder, including, without limitation, failure to deliver any information (including, without limitation, pursuant to Section 5 of this Agreement) requested by the Lender within 7 business days of such request.

vi.	Borrower defaults in the payment of principal or interest due under any financial indebtedness, or any debentures issued by Borrower and listed on the Tel Aviv Stock Exchange Ltd.

vii.	Any representation or warranty made by the Borrower in connection with this Agreement or any related document is or proves to have been materially incorrect or misleading when made.

viii.	There occurs any material adverse change in the business, operations, assets, or financial condition of the Borrower or any of its subsidiaries, as determined by the Lender in its reasonable discretion.

ix.	There is a change of control or ownership of the Borrower without the prior written consent of the Lender.

x.	It becomes unlawful or impossible for the Borrower to perform any of its obligations under this Agreement or any of the Loan Agreements.

xi.	The Borrower ceases, to carry on all or a substantial part of its business.

xii.	The Borrower or any of its key officers is convicted of a criminal offense, or the Borrower becomes subject to any regulatory action or investigation, with respect to investigations, solely other than the investigations reported by the Borrower as of the date hereof, that materially impairs its business or financial condition.

xiii.	The Borrower or any of its subsidiaries challenges the validity or enforceability of this Agreement, the Loan Agreements, or any security provided, or any such agreement or security ceases to be in full force and effect.

xiv.	The Borrower loses material license, or permit, or authorization necessary for the conduct of its business.

3. Release. Upon the termination of the Merger Agreement, Borrower, on its own behalf and on behalf of its principals, affiliates, subsidiaries, directors, officers, shareholders, employees, agents, representatives, and successors and assigns of each of them, hereby irrevocably, fully and unconditionally releases and forever discharges Lender and Merger Sub and each of its past or present principals, affiliates, directors, officers, shareholders, employees, agents, representatives, and successors and assigns of each of them, from and against any and all present and future claims, counterclaims, demands, actions, suits, causes of action, damages, controversies and liabilities, including, without limitation, any costs, expenses, bills, penalties or attorneys’ fees, whether know or unknown, contingent or absolute, foreseen or unforeseen, and whether in law, equity or otherwise, that could have been asserted in any court or forum and relating in any way to any conduct, occurrence, activity, expenditure, promise or negotiation arising from or relating to the Merger Agreement.

4. Reservation of Rights. For the avoidance of doubt, nothing in this Agreement shall be construed as or deemed to constitute a waiver of any of the Lender’s rights or remedies under the Loan Agreements and/or any applicable law. The Lender expressly reserves all of its rights and claims in connection with the subject matter hereof.

5. Information. Following the Effective Date, immediately upon the Lender’s request (and in any event, no later than 7 business days from receipt of Lender’s request), Borrower shall deliver to the Lender all information requested by the Lender, including, without limitation: (i) financial information, accountant and auditor reports, and any other information requested by the Lender in connection with the filing, reviewing and auditing of the Lender’s financial statements provided the Borrower is not prohibited to furnish such information to the Lender under any law or regulation or any order issued by the ISA or the court; and (ii) contracts, agreements, debentures, pledges, or other documents relating to the Borrower’s current indebtedness, and provide a list of its current debtholders and their crediting order. The Borrower may require, as a condition to providing the information, that the Lender signs an obligation not to use the information for any purpose other than in connection with the filing, reviewing and auditing of the Lender’s financial statements.

6. Miscellaneous.

(a) This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements or understandings, whether written or oral, relating to such subject matter.

(b) This Agreement shall be governed by and construed in accordance with the laws of the State of Israel, and the competent courts in Jerusalem, Israel shall have exclusive jurisdiction over any dispute arising from this Agreement.

(c) This Agreement may be executed in counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument. Signatures delivered by electronic means shall be deemed valid and binding.

[Signature page to follow]

IN WITNESS WHEREOF, the Parties have executed and delivered this Agreement, or caused it to be executed and delivered by their duly authorized officers, as of the date first above written.

SciSparc Ltd.

By:	/s/ Oz Adler
Name:	Oz Adler
Title:	Chief Executive Officer and Chief Financial Officer

SciSparc Merger Sub Ltd.

By:	/s/ Oz Adler
Name:	Oz Adler
Title:	Director

AutoMax Motors Ltd.

By:	/s/ Tomer Levy
Name:	Tomer Levy
Title:

By:	/s/ Udi Kalifi
Name:	Udi Kalifi
Title:

[Signature page Framework Agreement]